Glen Y. Sato (650) 843-5502 gsato@cooley.com	CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
VIA EDGAR	PURSUANT TO RULE 24b-2 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

January 9, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington DC 20549

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant

RE:	Affymax, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 13, 2008
File No. 001-33213

Dear Mr. Rosenberg:

On behalf of Affymax, Inc. (the “Company”), we hereby respond to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”)  by letter dated December 17, 2008 relating to the Company’s Annual Report on Form 10-K, File No. 001-33213, filed with the Commission on March 13, 2008. The numbering of the paragraphs below corresponds to the numbering of the comment letter, which, for the Staff’s convenience, has been incorporated into this response letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Revenue Recognition, page 51

1. Comment:  Please provide the following relating to your change in your revenue recognition method on January 1, 2008:

•                  Revise your disclosure to clarify the specific terms that changed in your amendment to your Takeda agreement that was effective on January 1, 2008.

•                  Revise your disclosure to clarify how revenue is recognized under the Contingency-Adjusted Performance Model.

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•                  Revise your disclosure to clarify whether you have any other performance obligations that will occur over the development period that will extend past January 1, 2011. For example, we note that the company is responsible for the manufacture and supply of quantities of API to be used in the development of Hematide. Please revise to clarify if this manufacturing obligation could extend past 2011.

Response: We respectfully submit to the Staff that the amendment to our Takeda agreement effective January 1, 2008 provided Affymax with the right to opt-out of our obligation to participate on the joint steering committee and any related subcommittees at our sole discretion at any time beginning January 1, 2011 without any other modifications. We propose to clarify our disclosure prospectively in our Annual Report on Form 10-K for the year ended December 31, 2008, as illustrated below, to be updated for future periods as appropriate. Specifically, we will amend the second sentence in the paragraph referring to the amendment to read as follows: “The amendment provides us the ability to opt-out of our obligation to participate on the joint steering committee and any related subcommittees at any time beginning January 1, 2011. As a result, the obligation to participate in the joint steering committee and any related subcommittee is no longer indefinite.”

With respect to how revenue is recognized under the Contingency-Adjusted Performance Model, we propose to clarify our disclosure prospectively in our Annual Report on Form 10-K for the year ended December 31, 2008, as illustrated below, to be updated for future periods as appropriate. Specifically, we will add the following after the fourth sentence in the paragraph referring to the amendment to read as follows: “Under the CAPM, revenue is initially recognized in the period the payment is earned under the arrangement including amounts that are either received or due from Takeda. Revenue initially recognized is based on the percentage of time elapsed from inception of the Arrangement in June 2006 to the period in which the payment is earned in relation to the total projected development period. The remaining portion of the payment is then recognized on a straight-line basis over the remaining estimated duration of the development period of the Arrangement. Payments during the development period include amounts due for upfront license fees, milestone payments earned, purchases of API and reimbursement of development and commercial expenses.”

We confirm to the Staff that we have an obligation to manufacture and supply API (i.e., bulk drug substance) during the development period.  We have also committed to manufacture and supply API during the commercialization period if and when our product candidate is successfully developed and approved by the applicable regulatory agencies. We determined that all of our obligations subsequent to the development period, including the contingent manufacturing obligation during the commercialization period, are each a separate unit of accounting as discussed further below. We propose to clarify our disclosure prospectively in our Annual Report on Form 10-K for the year ended December 31, 2008, as illustrated below, to be updated for future periods as appropriate. Specifically, we will add the following prior to the final sentence in the paragraph referring to the amendment to read as follows: “Included in the reimbursable

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expense is the cost of API that we manufacture and supply to Takeda during the development period, which we will also supply during the commercialization period.”

The cumulative clarifications proposed in this response are summarized in the following paragraph:

Effective January 1, 2008, we entered into an amendment to the Arrangement with Takeda. The amendment provides us the ability to opt-out of our obligation to participate on the joint steering committee and any related subcommittees at any time beginning January 1, 2011 without any other modifications. As a result, the obligation to participate in the joint steering committee and any related subcommittee is no longer indefinite. Accordingly, we determined that we can separate the performance obligations that occur over the development period from the performance obligations that will occur during the commercialization period. As a result of the change in performance period from indefinite to approximately 4.5 years (i.e., the inception of the Arrangement to January 1, 2011), beginning on January 1, 2008, we will recognize revenue during the development period using the Contingency-Adjusted Performance Model (“CAPM”). Under the CAPM, revenue is initially recognized in the period the payment is earned under the arrangement including amounts that are either received or due from Takeda. Revenue initially recognized is based on the percentage of time elapsed from inception of the Arrangement in June 2006 to the period in which the payment is earned in relation to the total projected development period. The remaining portion of the payment is then recognized on a straight-line basis over the remaining estimated duration of the development period of the Arrangement.  Payments during the development period include amounts due for upfront license fees, milestone payments earned, purchases of API and reimbursement of development and commercial expenses. The cumulative effect adjustment totaling $1.4 million for the change of estimate, which results from now being able to estimate the period of performance, was recognized as additional revenue during the three months ended March 31, 2008. Through the period of the joint steering committee obligation, we expect collaboration revenue to be directly affected by milestone payments and expenses that are eligible for reimbursement from Takeda under the Arrangement in future periods. Included in the reimbursable expense is the cost of API that we manufacture and supply to Takeda during the development period, which we will also supply during the commercialization period. In the event of commercialization, we will recognize revenue from the manufacture and supply of the API upon delivery, if all other SAB 104 criteria for revenue recognition are met. Royalty payments, profit share payments and sales milestone payments will be recognized as revenue when earned, if all other SAB 104 criteria for revenue recognition are met.

Comment:  Provide us with an analysis of all continuing obligations during development period and beyond.

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Response: During 2006, we entered into two separate collaboration agreements with Takeda, which are collectively known as “the Arrangement.”  The two collaboration agreements with Takeda were combined for accounting purposes due to their proximity of negotiation.  The following analysis identifies the deliverables under the Arrangement that were evaluated as units of accounting under EITF 00-21:

Japan agreement (Feb 2006)		Rest of World agreement (June 2006)	Expected timing of performance
1.	License to Affymax technology	License to Affymax technology	Delivered upon execution of agreements.
2.	Joint committee participation	Joint steering committee participation	Affymax has obligation to participate in JSC through January 1, 2011 (the “Opt-Out Date”) with opt-out right thereafter.
3.		Performance under the U.S. development plan — dialysis and pre-dialysis indications

Performance under the U.S. development plan is expected to be completed upon filing of the new drug application with the Food and Drug Administration (FDA), currently expected [ * ], prior to the Opt-Out Date.

4.	Manufacture and supply of bulk API	Manufacture and supply of bulk API during the development stage

Performance of API delivery during the development stage includes API for manufacturing Phase 3 clinical trial materials, process validation/qualification activities and stability tests and is currently expected to be completed by [ * ], prior to the Opt-Out Date.

5.	Manufacture and supply of bulk API	Manufacture and supply of bulk API during commercialization stage	To be delivered from commencement of commercialization to the end of the agreement term as long as product subject to the collaboration with Takeda is being sold in the U.S. by either party.
6.		Performance under co-promotion agreement for commercialization of the products in the U.S.

Performance under the co-promotion agreement is estimated to commence in 2011 upon anticipated FDA approval and will be delivered for as long as product subject to the collaboration with Takeda is being sold in the U.S. by either party.

Comment:  Tell us why you are able to separately account for the development and manufacturing periods.

Response: We have determined that there are two distinct periods over which performance of the above deliverables occur. The periods are the development period from the inception of the Arrangement (June 2006) until January 1, 2011 and the

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commercialization period commencing upon expiration of the development period through the term of the Arrangement.  As a result of the deliverables during the development period only having standalone value basis when combined, the Company concluded the performance obligations during the development period should be combined and accounted for as a single unit of accounting.  In contrast, deliverables noted below during the commercialization period each have separate value on a standalone basis. Given the scientific and regulatory risks associated with development, there is no certainty that we will enter the commercialization phase.  Although we recognize there is diversity is practice on how to account for contingent deliverables, we do believe these elements has value to a customer on a standalone basis and accordingly can be accounted for as separate units of accounting in the commercialization period.

As of the January 1, 2008, the effective date of the amendment, our performance obligations under the Arrangement for each period are as follows:

Development period:

•                  License to Affymax technology

•                  Joint steering committee participation

•                  Performance under the U.S. development plan

•                  Manufacture and supply of bulk API

Commercialization period:

•                  Manufacture and supply of bulk API

•                  Performance under co-promotion agreement

The following criteria in paragraph 9 of EITF 00-21 were considered in determining whether the obligations could be considered separate elements of accounting:

1.              The delivered item(s) has value to the customer on a standalone basis.

2.              There is objective and reliable evidence of the fair value of the undelivered item(s).

3.              If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

Paragraph 9 of EITF 00-21 was applied to the development period obligations as follows:

1.              The license does not have value on a standalone basis. However, the license combined with the other activities during the development period (the joint steering committee participation, performance under the U.S. development plan and manufacture and supply of bulk API) do have standalone value, as successful development efforts will result in a product that could be produced and marketed without our involvement.

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2.               There is no right of return relative to the delivered items and the performance of the undelivered items are considered probable and in our control.

As a result of the above analysis, the Company concluded the performance obligations during the development period should be combined and accounted for as a single unit of accounting.

When applying CAPM to the single unit of accounting during the development period, we are using the latest date of the various obligations during the development period when estimating the term of the development period. Specifically, using the current expected timing of performance of the various elements as described in the table above, the development period will end on the January 1, 2011 Opt-Out Date, which is the latest date for any of the various elements. In the event the expected timing of performance for any of the elements were to change and the new date of completion were to be later than January 1, 2011, then the term of the development period would be adjusted on a prospective basis and the impact of the change in estimate would be disclosed, if material.

To assess fair value to the obligations subsequent to the development period, Paragraph 9 EITF 00-21 was applied as follows:

1.               Both the manufacture and supply of bulk API and the co-promotion activities have standalone value as evidenced by the existence of companies that provide such services on a contract basis independent from all other activities.

2.               There is objective and reliable evidence of fair value of each of the manufacture and supply of bulk API and the co-promotion activities (see discussion below).

3.               There is no right of return with respect to any of the obligations and the performance of the undelivered items are considered probable and in control of Affymax. The manufacturing obligations are considered probable as we are already responsible for manufacturing of API. The co-promotion activities are considered probable as we have commercial management employed that will be able to assemble a work force that can perform our co-promotion activities.

We do not have vendor specific objective evidence (“VSOE”) of fair value of the contingent commercialization obligations.  However, paragraph 16 of EITF 00-21 establishes that third-party evidence of fair value (for example, prices of the vendor’s or any competitor’s largely interchangeable products or services in sales to similarly situated customers) is acceptable support if VSOE of fair value is not available.  The objective of establishing fair value for the undelivered obligations is to ensure that consideration to be received and assigned to such undelivered obligations is not less than the fair value of the obligations, and therefore will not result in premature revenue recognition.  The fair value of each of the manufacturing and co-promotion obligations is analyzed separately below.

Manufacture and supply of bulk API:

We have used multiple independent contract manufacturers for the manufacturing and supply of API. Because we have outsourced the manufacturing and supply to more than one independent party, we have concluded that the amount charged by the contract

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manufacturers is fair value.  For commercial manufacture and supply of bulk API, the Takeda reimbursement is [ * ].

Performance under co-promotion agreement:

We have agreed with Takeda to jointly develop the initial commercial marketing plan for Hematide in the U.S. pursuant to which we and Takeda will divide Hematide promotional responsibilities in the U.S. The Arrangement contemplated that we would be primarily responsible for commercialization activities within the dialysis and pre-dialysis markets, and Takeda primarily responsible for oncology-related markets. We and Takeda will jointly decide on promotional responsibility for markets outside of these initial indications. Takeda will control price, terms of sale and booking of sales of Hematide.

During 2007, in order to determine whether the consideration to be received under the profit share element of the Arrangement was not less than the fair value of the co-promotion obligation, we considered our requirements to perform under the co-promotion obligation as well as what third parties generally would charge for such services.

We considered the sales and marketing structure requirements (in terms of size) to fulfill the co-promotion obligation and determined the employee and third party consultant costs associated with the obligation. The employee costs were developed by an external consultant who has extensive experience in the field of commercialization of products similar to ours and therefore developed an employee structure which would be representative of competitor’s services to similarly situated customers.

[ * ]

As noted above, the obligations during the commercialization period have stand alone value.  The reimbursement for the API manufacturing and supply obligation and profit sharing under the co-promotion is no less than fair value.  There are also no rights of return.  As a result, we believe that even if one were to conclude that the contingent commercialization period obligations were to be evaluated as deliverables with the development period obligations at the date of the amendment of the Arrangement, the application of EITF 00-21 would result in a conclusion that the development period and the contingent commercialization period obligations can be accounted for separately.

11. Income Taxes, page 93

2. Comment: Please revise your disclosure in MD&A under results of operations —provision for income taxes to explain the company’s $5.4 million provision for income taxes in 2007. In your revised disclosure, explain the reason that the company incurred current provisions of $13.1 million and $2.3 million for federal and state, respectively, in 2007, in view of the $37.7 million net loss before provision for income taxes the company incurred. Also, in your revised disclosure, explain why you recognized a $10.1 million benefit in 2007 considering that the company anticipates being in a net operating loss position for 2008. In this regard, disclose all of the negative factors that you considered

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including the reason that you believe the temporary differences are scheduled to reverse during 2008 and 2009 supporting your conclusion that it is more likely than not that the $10.1 million deferred tax asset will be realized. Refer to paragraphs 20-25 of SFAS 109.

Response: We respectfully submit to the Staff that we received $122 million in total upfront licensing payments in 2006 in connection with the two separate collaboration agreements executed with Takeda in 2006.  We recognized $1.7 million of these upfront payments as revenue for the year ended December 31, 2006 under U.S. generally accepted accounting principles (“GAAP”) and also included the $1.7 million in our 2006 federal taxable income.  For the year ended December 31, 2007, we recognized $44.3 million of these upfront payments as revenue under GAAP.  However, for tax purposes, we were required to recognize the entire remaining $120.3 million of upfront payments in our 2007 federal taxable income.

Although we have historically generated net operating losses for both federal and state income tax purposes, the recognition of the $120.3 million in upfront licensing payments in 2007 resulted in taxable income and the accrual of current income taxes in 2007. This difference in timing for the recognition of upfront licensing payments received from Takeda was the most significant factor resulting in taxable income and a current tax provision in 2007 despite the net loss under GAAP.

We recognized a $10.1 million net deferred tax asset on our balance sheet as of December 31, 2007 based on our ability to carry back certain losses that would result from net deductible temporary differences scheduled to reverse in 2008 and 2009 and would be eligible for carryback to reduce the 2007 federal income tax liability.  We considered the following positive and negative factors in determining that it was more likely than not that the $10.1 million deferred tax asset will be realized:

Positive factors:

•                  Net deductible temporary differences of approximately $53 million and $51 million were expected to reverse in 2008 and 2009, respectively, and would generate losses that could be carried back to 2007 to reduce the 2007 federal income tax liability.

•                  We considered tax planning strategies and concluded that there were no strategies available that we would consider feasible.

Negative factors:

•                  Unsettled circumstances, such as legal contingencies and regulatory approval, that if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years.

•                  Cumulative net operating losses since our inception.

We propose to revise our disclosure prospectively with respect to 2007 activities in the MD&A of our Annual Report on Form 10-K for the year ended December 31, 2008, as follows:

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We recorded a provision for income taxes for the year ended December 31, 2007 of $5.3 million consisting of $15.4 million of current income taxes net of a $10.1 million of deferred tax benefit.  The current income taxes of $15.4 million resulted primarily from the inclusion in 2007 taxable income of $120.3 million of the upfront license fees received from Takeda during 2006 that, for tax purposes, were deferred in 2006 and recognized in 2007 and resulted in U.S. federal and state taxable income for the year ended December 31, 2007. The upfront license fees from Takeda were recorded as deferred revenue and are being recognized as revenue over a period of approximately 4.5 years, as more fully described in the “Critical Accounting Policies and Significant Judgments and Estimates” section in this Annual Report on Form 10-K. The $10.1 million net deferred tax benefit, and the related net deferred tax asset as of December 31, 2007 in the same amount, were recorded to reflect our ability to carryback tax losses generated in 2008 and 2009 as a result of certain reversing tax deductible temporary differences from December 31, 2007.   We in fact intend to carryback our 2008 federal taxable loss to reduce our 2007 federal income tax liability to the alternative minimum income tax liability as determined under the current enacted U.S. federal income tax statutes.

We considered the following positive and negative factors in determining that it was more likely than not that $10.1 million of net deferred tax asset as of December 31, 2007 would be realized:

•                  Net deductible temporary differences that were expected to reverse in 2008 and 2009 and that would, before considering other operating results for those periods, generate losses in those years that could be carried back to reduce the 2007 federal income tax liability.

•                  There were no relevant tax strategies available that we would consider feasible.

•                  Uncertainties, such as regulatory approval of Hematide and binding arbitration and litigation with certain subsidiaries of Johnson & Johnson, that if unfavorably resolved, would adversely affect our future operations.

•                  We have incurred significant operating losses since inception and anticipate that we will incur continued losses for the foreseeable future, and therefore the net deferred tax assets were limited to the amount available to be realized with the carry back enumerated above.

3. Comment: You state that the Company adopted a policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, if they are incurred. Please revise your disclosure to clarify what you mean by “if they are incurred” and tell us how it complies with paragraphs 15 and 16 of FIN 48.

Response:  We respectfully submit to the Staff that we adopted the provisions of FIN 48 effective January 1, 2007, including a policy to include penalties and interest related to income taxes as a component of other expense and interest expense, respectively.

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During the year ended December 31, 2008, we expect to accrue an estimated $0.7 million of interest expense related to the $9.4 million FIN 48 liability for uncertain tax positions recognized during the year ended December 31, 2007.  Prior to 2008, we determined that we did not have any uncertain tax positions that required the accrual of interest related to the potential underpayment of income taxes.  We believe that all of our uncertain tax positions meet the minimum statutory threshold to avoid the assessment of tax penalties and therefore no such penalties have been accrued during any years.

We propose to revise our disclosure prospectively in the notes to our financial statements in our Annual Report on Form 10-K for the year ended December 31, 2008, to be updated for future periods as appropriate, as follows:

The Company recorded a $9.4 million FIN 48 liability for uncertain income tax positions for the year ended December 31, 2007, which was reflected as a long-term income tax liability on its balance sheet.  The Company adopted a policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, as necessary.  For the year ended December 31, 2008, the Company recognized $0.7 million of interest expense related to the $9.4 million FIN No. 48 liability for uncertain income tax positions as of December 31, 2007.  During the years ended December 31, 2007 and 2006, no interest expense related to uncertain income tax positions was required or recognized.  During the years ended December 31, 2008, 2007 and 2006, no penalties related to uncertain income tax positions were required or recognized.  The Company does not anticipate that any of the unrecognized tax benefits will increase or decrease significantly over the next twelve months.

Item 9A. Controls and Procedures, page 97

4. Comment: You state that you have consolidated collaboration revenue related duties to a single individual. Please tell us how this improves your controls and procedures.

Response: In response to the Staff’s comments, we note that our disclosure related to duties with respect to collaboration revenue in response to the material weakness that was identified during the quarter ended June 30, 2007.  Prior to the quarter ended June 30, 2007, the preparation of journal entries collaboration-related receivables, deferred revenue, revenue and related balance sheet account reconciliations were performed by multiple individuals.  For example, one individual prepared the journal entry to record the receivable and revenue for API that was shipped and invoiced to Takeda during the quarter.  A second individual prepared the journal entry to record the calculation of revenue using the direct costs under the zero profit proportional performance model.  During the quarter ended June 30, 2007, the calculation of revenue under direct costs included the API that was separately recorded as revenue by the first individual.  This resulted in the API shipments being double counted initially in collaboration revenue for the quarter.  The reconciliations were not completed prior to the identification of the double count in the closing of the quarter for financial reporting.

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As a result of the material weakness, we revised our practices and designated a single individual to prepare the calculations, journal entries and reconciliations for the Takeda collaboration-related receivables, deferred revenue and revenue to ensure accuracy of the amounts reported in our financial statements.  We believe that consolidating these duties with a single individual is more effective, because a single transaction affects collaboration revenue, deferred revenue and/or accounts receivable, and oversight over all accounts will improve our ability to identify potential double-counts or omissions.  Pursuant to our standard practices, the calculations and journal entries are then reviewed by a separate individual.  We have also expanded the number of controls and procedures in the collaboration revenue review process substantially in order to ensure accuracy of the amounts reported in the financial statements, as discussed in our Item 9A in our Annual Report on Form 10-K for the year ended December 13, 2007. This material weakness was fully remediated as of December 31, 2007.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (650) 843-5502 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Glen Y. Sato

Glen Y. Sato, Esq.

cc:	Arlene M. Morris, Affymax, Inc.
Paul B. Cleveland, Affymax, Inc.
Steven Love, Affymax, Inc.
Grace U. Shin, Affymax, Inc.

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